Iter Opus Corporation
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to February 6, 2026

TABLE OF CONTENTS

RNB Capital
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Iter Opus Corporation Management

We have reviewed the accompanying financial statements of Iter Opus Corporation (the Company), which comprise the balance sheets from inception through February 6, 2026, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN
February 20, 2026

ITER OPUS CORPORATION
BALANCE SHEET

		As of February 6, 2026	As of December 31, 2025
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	163	1,065
Total Current Assets		163	1,065
Non-Current Assets:			
Lease Right of Use Asset	$	98,422	-
Total Non-Current Assets		98,422	-
TOTAL ASSETS	$	98,585	1,065
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Cards Payable	$	5,670	2,415
Short Term Lease Liability		17,173	-
Total Current Liabilities		22,844	2,415
Non-Current Liabilities:			
Long Term Lease Liability	$	81,356	-
Total Non-Current Liabilities		81,356	-
TOTAL LIABILITIES	$	104,200	2,415
EQUITY			
Common Stock	$	100	100
Additional Paid-in Capital		10,505	8,705
Accumulated Deficit		(16,219)	(10,155)
TOTAL EQUITY	$	(5,615)	(1,350)
TOTAL LIABILITIES AND EQUITY	$	98,585	1,065

See Accompanying Notes to these Unaudited Financial Statements

ITER OPUS CORPORATION
STATEMENT OF OPERATIONS

		For the period January 1 through February 6, 2026	For the period inception through December 31, 2025
Revenues			
Revenue	$	40	-
Gross Profit	$	40	-
Operating Expenses			
Advertising and Marketing	$	75	4,065
General and Administrative		3,955	4,271
Professional Fees		225	1,794
Operating Lease Expense		1,850	-
Total Operating Expenses		**6,105**	**10,131**
Total Loss from Operations	$	**(6,065)**	**(10,131)**
Other Income (Expense)			
Interest income (expense)	$	1	(24)
Total Other Income (Expense)		**1**	**(24)**
Net Income (Loss)	**$**	**(6,065)**	**(10,155)**

See Accompanying Notes to these Unaudited Financial Statements

ITER OPUS CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Total
				Retained	Shareholders'
	# of Shares	$ Amount	APIC	Earnings (Deficit)	Equity
Beginning balance at 05/13/25	-	-	-	-	-
Issuance of Common Stock	10,000,000	100	-	-	100
Additional Paid-in Capital	-	-	8,705	-	8,705
Net income (loss)	-	-	-	(10,155)	(10,155)
Ending balance at 12/31/25	10,000,000	100	8,705	(10,155)	(1,350)
Additional Paid-in Capital	-	-	1,800	-	1,800
Net income (loss)	-	-	-	(6,065)	(6,065)
Ending balance at 02/06/26	10,000,000	100	10,505	(16,219)	(5,615)

See Accompanying Notes to these Unaudited Financial Statements

ITER OPUS CORPORATION
STATEMENT OF CASH FLOWS

		For the period January 1 through February 6, 2026	For the period inception through December 31, 2025
OPERATING ACTIVITIES			
Net Income (Loss)	$	(6,065)	(10,155)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Lease Right of Use Asset		(98,422)	-
Credit Cards Payable		3,255	2,415
Lease Liability		98,529	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		3,362	2,415
Net Cash used in Operating Activities	$	(2,702)	(7,740)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Common Stock	$	-	100
Additional Paid-in Capital	$	1,800	8,705
Net Cash provided by Financing Activities	$	1,800	8,805
Cash at the beginning of period		1,065	-
Net Cash increase (decrease) for period	$	(902)	1,065
Cash at end of period	$	163	1,065

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		-	24
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Iter Opus Corporation ("the Company") was formed in Delaware on May 13th, 2025. The Company is building an AI-powered SaaS platform, Levii.io, that reimagines career development and talent acquisition for the modern workforce by bridging the gap between career aspirations and hiring outcomes through intelligence, equity, and purpose-driven design. The Company plans to earn revenue from consumer subscriptions for premium personal accounts and per-seat licenses for employers. The Company's headquarters is in Rochester, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Customer and Channel Concentration Risk:

The Company's early go-to-market strategy focuses on one regional ecosystem and a single workforce partner, which creates a risk that slow adoption, program changes, or local conditions could delay proof of demand and initial revenue. Management plans to reduce this risk by adding more workforce agencies and educational partners, building direct-to-consumer and enterprise sales channels in other areas, and standardizing implementation so the platform can be quickly launched in new regions.

Financing and Investor Concentration Risk:

The Company's current capital plan relies heavily on a single lead angel investor and the success of a Regulation CF campaign, creating concentration risk if either funding source is delayed or smaller than expected. Management plans to reduce this risk by bringing in multiple accredited investors instead of relying on one lead, using a mix of financing structures and sources, keeping founders ready to provide extra capital if needed, and maintaining a lean, milestone-based cost structure to extend runway.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company commenced principal operations in May 2025 and has incurred losses since inception, continuing to generate losses through December 31, 2025, and February 2026. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820, "*Fair Value Measurements and Disclosures,*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of February 6, 2026, and December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $163 and $1,065 in cash and cash equivalents as of February 6, 2026, and December 31, 2025, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling an AI-powered career concierge subscription service to individual users seeking career guidance, job search support, and related professional services. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, which can be monthly or annually, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Any cash received in advance of providing services is recorded as deferred revenue and recognized as the related services are delivered.

The Company also generates revenues by selling an AI-powered workforce hiring, projection, and planning subscription service to business customers that use the platform for forecasting talent needs, identifying skill gaps, and supporting hiring decisions. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, which is generally annual, and revenue is recognized over the life of the subscription as performance obligations are satisfied. Any consideration received in advance for these subscriptions is recorded as deferred revenue and recognized as the underlying performance obligations are met.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of travel costs, meals, utilities, and office expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on May 13, 2025. It did not earn any revenue or taxable income during the 2025 tax year and only began generating minimal revenue from early go-to-market activities in 2026. As of February 6, 2026, the 2026 tax year was still in progress and not yet complete. Under applicable federal and state income tax laws, the Company is required to file income tax returns for both the 2025 and 2026 tax years; however, the 2025 returns were not yet due (and therefore had not been filed) as of February 6, 2026, and the 2026 filing requirements cannot be finalized until the 2026 tax year is completed. Accordingly, no current or deferred provision for income taxes has been recorded in the accompanying financial statements for the periods presented.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases.

The Company entered into a commercial lease agreement for office space. The Company signed a lease dated December 1, 2025, with 16 West Main, LLC, for approximately 1,307 rentable square feet of office space located in the Powers Building at 16 West Main Street, Rochester, New York. The lease has a 5-year term, running from February 1, 2026, through January 31, 2031.

	Period Ending
Lease expense	2026-02
Operating lease expense	1,850
Short-term lease expense *	-
Sublease income *	-
Total	1,850
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	-
ROU assets obtained in exchange for new operating lease liabilities	98,181
Weighted-average remaining lease term in years for operating leases	4.92
Weighted-average discount rate for operating leases	4.26%
Maturity Analysis	**Operating**
2026-12	17,427
2027-12	21,487
2028-12	22,126
2029-12	22,791
2030-12	23,469
Thereafter	1,961
Total undiscounted cash flows	109,261
Less: present value discount	(10,732)
Total lease liabilities	98,529

NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of February 6, 2026, and December 31, 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. 10,000,000 shares were issued and outstanding as of February 6, 2026, and December 31, 2025.

Voting: Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 6, 2026, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 20, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.